                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                           For the Month of April 2003

                                  ------------

                         (Commission File. No 0-30718).

                                   -----------

                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-231-1100


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:                Form 20-F   X     40-F
                                                             -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                        Yes:          No:   X
                                                             -----        -----

                              SIERRA WIRELESS, INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of Sierra Wireless, Inc. (the "Corporation") will be held at The Fairmont Waterfront Centre Hotel, Ballroom C, Vancouver, British Columbia on Monday, April 28, 2003 at 4:00 p.m. (Vancouver time) for the following purposes:

     1.   To receive the report of the directors;

     2. To receive the consolidated financial statements for the year ended December 31, 2002 and the auditors' report thereon;

     3. To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the auditors' remuneration;

     4.   To elect directors for the ensuing year;

     5. To consider and, if deemed advisable, pass an ordinary resolution authorizing and approving the continued existence of the Corporation's Shareholder Rights Plan;

     6. To consider and, if deemed advisable, pass an ordinary resolution confirming the amendments approved by the Board of Directors to the Corporation's Amended and Restated By-law No. 1; and

     7. To transact such other business as may be properly brought before the Meeting.

Further details of the above matters are set out in the attached Information Circular.

DATED at Richmond, British Columbia, this 19th day of March, 2003.

                                           By Order of the Board of Directors

                                                   /s/  Peter W. Roberts
                                           -------------------------------------
                                           Peter W. Roberts,
                                           Chief Financial Officer and Secretary

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on March 26, 2003 are entitled to notice of the Meeting and only those holders of common shares of the Corporation of record at the close of business on March 26, 2003, or who subsequently become shareholders and comply with the provisions of the CANADA BUSINESS CORPORATIONS ACT, are entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

                              SIERRA WIRELESS, INC.
                               13811 Wireless Way
                    Richmond, British Columbia Canada V6V 3A4

                              INFORMATION CIRCULAR
                              As at March 19, 2003

                            GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the "Management") of Sierra Wireless, Inc. (the "Corporation") for use at the annual and special meeting (the "Meeting") of shareholders of the Corporation (and any adjournment thereof) to be held on Monday, April 28, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation. All costs of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are the Chief Executive Officer and Chief Financial Officer of the Corporation. A SHAREHOLDER MAY APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY EITHER INSERT THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR COMPLETE AND SUBMIT ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed form of proxy is received by the Corporation at the offices of the Corporation's registrar and transfer agent, Computershare Trust Company of Canada, at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (fax: 1.866.249.7775), not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time for holding the Meeting or any adjournment thereof.

REVOCATION OF PROXY

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to and including 48 hours preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation. A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare Trust Company of Canada as aforesaid at any time up to and including 48 hours preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above under the heading "Appointment of Proxyholder" and such proxy has not been revoked.

VOTING OF PROXIES AND DISCRETIONARY AUTHORITY

Unless specifically directed in the form of proxy to withhold the shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the shares represented by the form of proxy on each ballot or show of hands. Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted in accordance with the specifications so made.

IN THE ABSENCE OF ANY INSTRUCTIONS ON THE PROXY OR IF SUCH INSTRUCTIONS ARE UNCLEAR, SHARES REPRESENTED BY THE FORM OF PROXY WILL BE VOTED:

     1. FOR THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION;

     2. FOR THE ELECTION OF THE INDIVIDUALS LISTED IN THE PROXY AS DIRECTORS OF THE CORPORATION;

     3. FOR THE ORDINARY RESOLUTION AUTHORIZING AND APPROVING THE CONTINUED EXISTENCE OF THE CORPORATION'S SHAREHOLDER RIGHTS PLAN; AND

     4. FOR THE ORDINARY RESOLUTION CONFIRMING THE AMENDMENTS APPROVED BY THE BOARD OF DIRECTORS TO THE CORPORATION'S AMENDED AND RESTATED BY-LAW NO. 1,

in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business. At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares in the capital of the Corporation ("Common Shares") of which, as of the date of this Information Circular, 16,375,280 Common Shares are issued and outstanding as fully paid and non-assessable shares. The holders of Common Shares are entitled to one (1) vote for each Common Share held. The Corporation is also authorized to issue an unlimited number of preference shares issuable in series, of which none are issued and outstanding.

Any shareholder of record at the close of business on March 26, 2003 (the "Record Date") who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.

The following are the names of the shareholders of the Corporation that are known by the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the Common Shares as at March 19, 2003:

NAME AND ADDRESS                       NO. OF COMMON SHARES   PERCENTAGE OF COMMON SHARES
------------------------------------- ---------------------- ------------------------------
PMC-SIERRA, INC.                             1,912,987                   11.68%
Burnaby, British Columbia

SCOTIA MERCHANT CAPITAL CORPORATION          1,638,796                   10.01%
Toronto, Ontario


                     MATTERS TO BE ACTED UPON AT THE MEETING

APPOINTMENT OF AUDITORS

Management will recommend that the Meeting appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and authorize the directors to fix their remuneration.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The Board of Directors presently consists of seven (7) directors and it is intended to elect six (6) directors for the ensuing year. Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the By-laws of the Corporation or with the provisions of the CANADA BUSINESS CORPORATIONS ACT.

The persons named below will be presented for election at the Meeting as Management's nominees for the Board of Directors, and the proxies named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate presenting for election any person other than these nominees but, if for any reason Management does present another nominee for election, the proxies named in the accompanying form of proxy reserve the right to vote for such other nominee in their discretion unless the shareholder has specified otherwise in the form of proxy.

Mr. James V. Diller has decided to retire after serving 10 years on the Board and accordingly Management will not be presenting Mr. Diller for re-election as a director of the Corporation. Mr. Richard J. Lynch, a Board member since 1998, will be dedicating more attention to his executive duties at Verizon Wireless and accordingly Management will not be presenting Mr. Lynch for re-election as a director of the Corporation. Management is presenting Mr. Nadir Mohamed, President and Chief Executive Officer of Rogers Wireless Communications Inc., for election as a director of the Corporation.

The following table sets out the names of the nominees for election as directors, the municipality in which each is ordinarily resident, all offices of the Corporation now held by each of them, their present principal occupations, their principal occupation within the five preceding years unless he or she is now a director and was elected to his or her present term at the last annual meeting of the Corporation, the period of time for which each has been a director of the Corporation, and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

                                                                                                          NO. OF
NAME, POSITION AND RESIDENCE       PRINCIPAL OCCUPATION OR EMPLOYMENT               DIRECTOR SINCE    COMMON SHARES
---------------------------------- -----------------------------------------------  ----------------- --------------
DAVID B. SUTCLIFFE                 Chairman and Chief Executive Officer             June 1995         180,542 (1)
Chairman, CEO and Director
North Vancouver,
British Columbia

GREGORY D. AASEN (b)               Chief Operating Officer of PMC-Sierra, Ltd.,     December 1997      20,000 (2)
Director                           a wholly-owned subsidiary of PMC-Sierra, Inc.
West Vancouver,
British Columbia

S. JANE ROWE (a),(b)               Senior Vice President, Global Risk               March 1998         86,156 (3)
Director                           Management Division of Scotiabank from 2002
Toronto, Ontario                   to present; Managing Director and Co-Head of
                                   Scotia Merchant Capital Corporation from
                                   1997 to 2002

PAUL G. CATAFORD (a),(c)           Managing Partner of HorizonOne Asset             July 1998           2,100 (4)
Director                           Management from December 2002 to present;
Toronto, Ontario                   Consultant from March 2002 to December 2002;
                                   Executive Managing Director of BMO Nesbitt
                                   Burns Equity Partners Inc. from 2001 to
                                   2002; Managing Director and President BCE
                                   Capital Inc. from 1997 to 2001

PETER CICERI (c)                   Executive in residence at the Faculty of         February 2000       5,500 (5)
Lead Independent Director          Commerce and Business Administration at the
Whistler, British Columbia         University of British Columbia from
                                   September 2001 to present; President of
                                   Rogers Telecom, Inc. from 2000 to May 2001;
                                   President and Managing Director of Compaq
                                   Canada Ltd. and Vice-President Compaq
                                   Computer Corporation (US) from 1996 to 2000

NADIR MOHAMED                      President, Chief Executive Officer and           N/A                  Nil
Toronto, Ontario                   Director of Rogers Wireless Communications
                                   Inc. from 2001 to present; President and
                                   Chief Operating Officer of Rogers Wireless
                                   Communications Inc. from 2000 to 2001;
                                   Senior Vice President, Marketing and Sales
                                   of Telus Communications Inc. from 1999 to
                                   2000; President and Chief Operating Officer
                                   of BC Tel Mobility from 1997 to 1999

------------------------------
NOTES:
(a)  Member of the Audit Committee
(b)  Member of the Compensation Committee
(c)  Member of the Governance and Nominating Committee
(1) Excludes options to purchase an aggregate of 234,111 Common Shares at prices ranging from Cdn.$3.38 per Common Share to Cdn.$104.50 per Common Share.
(2) Excludes options to purchase an aggregate of 30,250 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$62.00 per Common Share. Excludes 1,912,987 Common Shares held by PMC-Sierra, Inc. According to publicly available information, Mr. Aasen holds directly or indirectly 125,094 common shares of PMC-Sierra, Inc. Mr. Aasen disclaims beneficial ownership of Common Shares of the Corporation held by PMC-Sierra, Inc.
(3) Excludes options to purchase an aggregate of 30,250 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$62.00 per Common Share.
(4) Excludes options to purchase an aggregate of 21,000 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$16.85 per Common Share.
(5) Excludes options to purchase an aggregate of 36,250 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$176.05 per Common Share.

SHAREHOLDER RIGHTS PLAN

It is being proposed that the shareholders of the Corporation authorize and approve by ordinary resolution the continued existence of the Corporation's shareholder rights plan agreement (the "Shareholder Rights Plan"). The Shareholder Rights Plan was originally approved by the shareholders of the Corporation at the Corporation's 2000 annual and special meeting of shareholders on April 27, 2000 and is documented in an agreement dated April 27, 2000 between the Corporation and Montreal Trust Company of Canada (now Computershare Trust Company of Canada as successor to Montreal Trust Company of Canada), as rights agent.

Under the terms of the Shareholder Rights Plan, the Board of Directors of the Corporation is required to submit, at or prior to the Corporation's 2003 annual meeting of shareholders, a resolution ratifying the continued existence of the Shareholder Rights Plan to the "Independent Shareholders" (as defined in the Shareholder Rights Plan) of the Corporation for their consideration and, if thought advisable, approval. All of the shareholders of the Corporation are "Independent Shareholders". If the continued existence of the Shareholder Rights Plan is approved, then the Shareholder Rights Plan will expire in accordance with its terms upon the termination of the Corporation's annual meeting of shareholders of the Corporation in 2006.

OBJECTIVES OF THE SHAREHOLDER RIGHTS PLAN

The Corporation is a widely-held corporation with no controlling shareholder. When it first proposed the Shareholder Rights Plan to the shareholders of the Corporation at the Corporation's 2000 Annual and Special Meeting of Shareholders, the Board of Directors considered various strategies, including approval of a shareholder rights plan, to ensure that, in the context of a bid for control of the Corporation through an acquisition of the Corporation's Common Shares, shareholders would be positioned to receive full and fair value for their shares. Of particular concern to the Board of Directors was the widely held view that Canadian securities legislation provided too short of a response time to a corporation that is the subject of an unsolicited bid for control. An inadequate response time has been identified as an impediment to ensuring that shareholders are offered full and fair value for their shares. Also of concern to the Board of Directors was the possibility that, under securities laws, the Corporation's shareholders could be treated unequally in the context of a bid for control. The Shareholder Rights Plan was not put forth in response to or in anticipation of any pending or threatened take over bid, nor to deter takeover bids for control of the Corporation generally. As of the date of this Information Circular, the Board of Directors is not aware of any third party considering or preparing any proposal to acquire control of the Corporation. Rather, the objective of the Shareholder Rights Plan was and is to give adequate time for shareholders to properly assess a takeover bid without undue pressure, for the Board of Directors to consider value-enhancing alternatives and to allow competing bids to emerge. Also, the Shareholder Rights Plan was designed to provide shareholders of the Corporation with equal treatment in a bid for control of the Corporation. It was not, and is not, the intention of the Board of Directors to secure the continuance in office of the existing members of the Board of Directors or to avoid an acquisition of control of the Corporation in a transaction that is fair and in the best interest of shareholders. The rights of shareholders under existing laws to seek a change in the Management of the Corporation or to influence or promote action of Management in a particular manner is not affected by the Shareholder Rights Plan.

The complete text of the disclosure made in the Information Circular for the 2000 Annual General and Special Meeting of Shareholders of the Corporation regarding the Shareholder Rights Plan has been reproduced as Appendix A to this Information Circular. A copy of the Shareholder Rights Plan is available on request from the Corporate Secretary of the Corporation at the address noted on the first page of this Information Circular.

APPROVAL BY SHAREHOLDERS

The text of the resolution of the shareholders of the Corporation to approve the continued existence of the Shareholder Rights Plan is set forth below:

     "BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the "Corporation"), that:

     1. The continued existence of the Shareholder Rights Plan Agreement dated April 27, 2000 made between the Corporation and Montreal Trust Company of Canada (now Computershare Trust Company of Canada as successor to Montreal Trust Company of Canada) be approved in accordance with section 5.19 thereof; and

     2. Any director or senior officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution."

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NAMED AS PROXY, INTEND TO VOTE IN FAVOUR OF THE RESOLUTION REGARDING THE APPROVAL OF THE CONTINUED EXISTENCE OF THE SHAREHOLDER RIGHTS PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN SUCH SHAREHOLDER'S PROXY THAT SUCH SHAREHOLDER'S SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

THE FOREGOING RESOLUTION MUST BE APPROVED BY A SIMPLE MAJORITY OF 50% PLUS ONE VOTE OF THE VOTES CAST BY SHAREHOLDERS.


RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has determined that the approval of the continued existence of the Shareholder Rights Plan is in the best interests of the Corporation and the holders of its Common Shares. The Board of Directors unanimously recommends that the shareholders vote in favour of the approval of the continued existence of the Shareholder Rights Plan.

The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the approval of the continued existence of the Shareholder Rights Plan.

AMENDMENT OF BY-LAW NO. 1

It is being proposed that the shareholders of the Corporation confirm by ordinary resolution the amendments to the Corporation's Amended and Restated By-law No. 1 (the "By-law") approved by the Board of Directors on March 20, 2003. The Board of Directors amended the By-law to take into account certain changes made to the Corporation's governing statute, the CANADA BUSINESS CORPORATIONS ACT (the "Act"), concerning: (1) the residency requirements of the members of the Board of Directors and of committees of the Board of Directors; and (2) the advance of moneys by the Corporation to a director, officer or other person for the costs of a proceeding for which the Corporation is obligated to indemnify such person.

With respect to the residency requirements, the By-law was amended as follows:

     o the Canadian residency requirement for the Board of Directors of the Corporation was reduced from a majority of the total number of directors of the Corporation to at least 25% of the total number of directors;

     o the Canadian residency requirement for directors attending meetings of the Board of Directors was reduced from a majority of directors attending a meeting to at least 25% of the directors attending a meeting; and

     o the Canadian residency requirement for members of committees of the Board of Directors was removed.

The sections of the By-law that were amended, with the amendments indicated therein, are attached as Appendix B to this Information Circular.

With respect to the advance of moneys to directors, officers or others, the By-law was amended by adding the following section:

     7.3 ADVANCE OF COSTS. The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.2. The individual shall repay the moneys if the individual does not fulfil the conditions of section 7.2.

The addition reflects an amendment to the Act which expressly allows the Corporation to advance moneys to a director, officer or other person for the costs, charges and expenses of any civil, criminal, administrative, investigative or other proceeding in which such person is involved because of such person's association with the Corporation. The indemnified person must repay to the Corporation any moneys advanced to the person if: (1) the person did not act honestly or in good faith with a view to the best interests of the Corporation; or (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person did not have reasonable grounds for believing his or her conduct was lawful.

APPROVAL BY SHAREHOLDERS

The text of the resolution of the shareholders of the Corporation to confirm the amendments approved by the Board of Directors to the By-law is set forth below:

     "BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the "Corporation"), that:

     1. The amendments approved by the Board of Directors of the Corporation to the Amended and Restated By-law No. 1 of the Corporation be confirmed; and

     2. Any director or senior officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution."

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NAMED AS PROXY, INTEND TO VOTE IN FAVOUR OF THE RESOLUTION REGARDING THE CONFIRMATION OF THE AMENDMENTS MADE TO THE BY-LAW UNLESS A SHAREHOLDER HAS SPECIFIED IN THEIR PROXY THAT THEIR SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

THE FOREGOING RESOLUTION MUST BE APPROVED BY A SIMPLE MAJORITY OF 50% PLUS ONE VOTE OF THE VOTES CAST BY SHAREHOLDERS.


RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has determined that the confirmation of the amendments approved by the Board of Directors to the By-law is in the best interests of the Corporation and the holders of its Common Shares. The Board of Directors unanimously recommends that the shareholders vote in favour of the confirmation of the amendments approved by the Board of Directors to the By-law.

The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the confirmation of the amendments approved by the Board of Directors to the By-law.


             INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In compliance with the requirements and guidelines (the "Guidelines") respecting corporate governance practices set out in the Company Manual of the Toronto Stock Exchange (the "Company Manual"), the Corporation is pleased to disclose its corporate governance practices.


MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors of the Corporation manages or supervises the management of the affairs and business of the Corporation pursuant to the powers vested in the Board of Directors by the CANADA BUSINESS CORPORATIONS ACT, the Restated Articles of Incorporation and By-laws of the Corporation and all other statutory and legal requirements generally applicable to directors of a business corporation that is also a "reporting issuer" under applicable securities legislation. Management is responsible for the day-to-day operation of the business and affairs of the Corporation.

In fulfilling its mandate, the Board of Directors is responsible, among other things, for the following:

     o adoption of a strategic planning process to establish the Corporation's intermediate and long-term goals;

     o ensuring the establishment of systems to manage the principal risks arising from or incidental to the business activities of the Corporation;

     o appointing, defining functions for, and monitoring the performance of all senior Management which includes establishing executive compensation policies and their implementation with respect to individual performance and attainment of established goals;

     o overseeing the Corporation's public communications policy and implementation, including disclosure of material information and shareholder communications; and

     o the integrity of the Corporation's internal control and management information systems.

In order to carry out its functions, the Board of Directors holds regular meetings and additional meetings as necessary to consider particular matters or evaluate matters between formal meetings, wherever appropriate.

In the year ended December 31, 2002, the Board of Directors met on 7 occasions. Independently of formal meetings, Management communicates informally with members of the Board of Directors on a regular monthly basis, and solicits the advice of Board of Directors members falling within their special knowledge or experience.

The Board of Directors expects members of Management of the Corporation to carry out their duties and to discharge their responsibilities in a professional, competent and ethical manner. The Board of Directors approves senior executive appointments and accepts only those individuals who bring exemplary qualifications and demonstrated abilities to the position. The Board of Directors fully expects each executive to strive diligently and effectively to improve the fortunes of the Corporation and contribute to shareholder value.


COMPOSITION OF THE BOARD OF DIRECTORS

The Board of Directors is composed of seven directors of which all but Mr. David
B. Sutcliffe are "unrelated directors" as that term is defined in the Company Manual. The Board of Directors has appointed Mr. Peter Ciceri as Lead Independent Director. In this capacity, Mr. Ciceri provides leadership to enhance board effectiveness, manages the Board of Directors and acts as liaison between the Board of Directors and Management.


SIGNIFICANT SHAREHOLDER

The Corporation has no "significant shareholder", which the Company Manual defines as a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors of a corporation.


BOARD OF DIRECTORS COMMITTEES

The Audit Committee is composed of three unrelated directors, who are Mr. James
V. Diller, Ms. S. Jane Rowe and Mr. Paul G. Cataford. The Audit Committee is authorized to review and approve the financial statements of the Corporation and the overall scope and results of the audit and internal financial controls of the Corporation. In 2002, the Board of Directors provided the Audit Committee with a new charter which outlines, among other things, the purpose, organization, responsibilities and duties of the Audit Committee.

The Compensation Committee is composed of two unrelated directors, who are Mr. Gregory D. Aasen and Ms. S. Jane Rowe. The Compensation Committee is authorized to determine compensation for, and monitor the performance of, the executives and senior Management of the Corporation. The Committee has reviewed the adequacy and form of the compensation of the directors and has determined that the compensation realistically reflects the responsibilities and risk involved in being an effective director of the Corporation.

The Governance and Nominating Committee was formed in December 2002 and is composed of two unrelated directors, who are Mr. Peter Ciceri and Mr. Paul G. Cataford. The mandate of the Governance and Nominating Committee is, among other things, to monitor external corporate governance requirements and ensure corporate compliance with such requirements, to make disclosure of the Company's system of corporate governance annually, to ensure that the Board and committees of the Board have documented mandates that are reviewed annually, and to assess the effectiveness of the Board, committees of the Board and individual directors.


POSITION DESCRIPTIONS

In accordance with the Guidelines, the Board of Directors, together with the Chief Executive Officer, have developed position descriptions for the Board and for the CEO involving the definition of the limits to Management's responsibilities, and the Board of Directors approves or develops the corporate objectives which the CEO is responsible for meeting.


DECISIONS REQUIRING BOARD OF DIRECTORS APPROVAL

In addition to those matters which must by law or by the Restated Articles of Incorporation and By-laws of the Corporation be approved by the Board of Directors, decisions of strategic significance to the Corporation must be approved by the Board of Directors. Business plans, budgets, material expenditures or legal commitments (including, without limitation, any debt or equity financings, investments, acquisitions and divestitures) by the Corporation are also subject to review or approval by the Board of Directors. Financial statements and major disclosure documents are also subject to review and approval by the Board of Directors or a committee of the Board of Directors.


INDEPENDENCE FROM MANAGEMENT

The Guidelines state that the Board of Directors should have in place appropriate structures and procedures to ensure that the Board can function independently of Management. The Guidelines suggest that an appropriate manner in which to do so would be to appoint a Chairman of the Board who is not a member of Management and who is responsible for ensuring that the Board functions independently of Management. While the Chairman of the Board, Mr. David B. Sutcliffe, is a member of Management, the Board of Directors has concluded that, by virtue of the number of unrelated directors and the appointment of Mr. Peter Ciceri as Lead Independent Director, it operates independently from Management.


NEW DIRECTORS AND ORIENTATION AND EDUCATION PROGRAM

The Board of Directors recruits new directors on an as needed basis, and it is now the responsibility of the Governance and Nominating Committee to propose new nominees to the Board of Directors. Any appointment of a new director will require approval of the Board of Directors and will be subject, ultimately, to approval by the shareholders of the Corporation at the next annual meeting of the Corporation. Upon the addition of a new director, the Governance and Nominating Committee will ensure that the new director is provided orientation in a timely manner. In this regard, Management of the Corporation will make itself available to a new director in order to provide information and answer any questions that the new director may have.


OUTSIDE ADVICE

The directors of the Corporation are permitted to contact and engage an outside adviser at the expense of the Corporation in appropriate circumstances. The engagement of an outside adviser is subject to the approval of the Board of Directors.

INVESTOR RELATIONS

The Chief Financial Officer, the Chief Executive Officer and the corporate financial staff are responsible for investor relations functions. Inquiries from shareholders and investment analysts are promptly responded to by employees responsible for investor relations, or when appropriate, by other executives of the Corporation.


EXECUTIVE OFFICERS

The following table sets out the names and ages of each of the executive officers of the Corporation, the position each executive officer holds with the Corporation, the length of each executive officer's service with the Corporation, and all other employment held by each executive officer in the last five years.


                                POSITION WITH THE                               OTHER EMPLOYMENT HELD IN THE
NAME AND AGE OF EXECUTIVE(1)    CORPORATION                  LENGTH OF SERVICE  LAST 5 YEARS(2)
------------------------------- ---------------------------- ------------------ --------------------------------------
David B. Sutcliffe              Chairman, Chief Executive     8 years           Chairman of the Corporation since
(43)                            Officer and Director                            May 2001. President of the
                                                                                Corporation from May 1995 to May 2001

Norman Toms                     Chief Technical Officer      10 years           N/A
(58)

Peter W. Roberts                Chief Financial Officer       4 years           Finance Director of Service Corp.
(59)                            and Secretary                                   International (UK) Inc., a
                                                                                wholly-owned subsidiary of Service
                                                                                Corp. International Inc., from 1997
                                                                                to 1998

Andrew S. G. Harries            Senior Vice-President,       10 years           Vice-President, Marketing of the
(41)                            Corporate Development                           Corporation from 1993 to
                                                                                February 2000

Jason W. Cohenour               Senior Vice-President,        7 years           Senior Vice-President, Distribution
(41)                            Worldwide Sales and                             of the Corporation from February
                                Marketing                                       2000 to June 2002; Vice-President,
                                                                                Sales of the Corporation from 1996
                                                                                to February 2000

------------------------------
NOTES:
(1) Glen M. Brownlee was President and Chief Operating Officer of the Corporation from May 2001 until his resignation in June 2002. From January 2000 until May 2001, Mr. Brownlee was the Executive Vice-President and Chief Operating Officer of the Corporation.
(2) The information as to "other employment" is not within the knowledge of Management and has been furnished by the respective executive officers.


INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

There has been no indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries at any time during the most recently completed fiscal year ended December 31, 2002.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.


                       STATEMENT OF EXECUTIVE COMPENSATION

AGGREGATE COMPENSATION

During the fiscal year ended December 31, 2002, there were six (6) executive officers of the Corporation, including Mr. Brownlee who resigned from the Corporation in June 2002, and the aggregate cash compensation paid to them by the Corporation and its subsidiaries was U.S.$1,221,110.


COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid in respect of individuals (Named Executive Officers) who were, during the fiscal year ended December 31, 2002 (or any portion thereof), the Chief Executive Officer and each of the Corporation's four most highly compensated executive officers earning a combined salary and bonus in excess of Cdn.$100,000.

--------------------------------------------------------------------------------------------------------------------------
                                             ANNUAL COMPENSATION               LONG TERM COMPENSATION
                                     ----------------------------------- ----------------------------------
                                                                                 AWARDS           PAYOUTS
                                                                         ----------------------- ----------
                                                                          SECURITIES              LONG TERM
                                                             OTHER(3)       UNDER                 INCENTIVE
                                                              ANNUAL       OPTIONS    RESTRICTED    PLAN      ALL OTHER(5)
NAME AND PRINCIPAL          FISCAL    SALARY     BONUS(2)  COMPENSATION   GRANTED(4)    SHARES    PAYMENTS    COMPENSATION
POSITION(1)                  YEAR      ($)         ($)          ($)          (#)         ($)         ($)          ($)
--------------------------------------------------------------------------------------------------------------------------
David B. Sutcliffe(6)       2002     222,930           -            -      110,000           -          -        3,857
Chairman and Chief          2001     224,400      61,946            -       12,000           -          -        6,060
Executive Officer           2000     149,729     143,834            -       60,000           -          -        6,069
--------------------------------------------------------------------------------------------------------------------------
Norman Toms                 2002     143,312           -            -       12,500           -          -        1,089
Chief Technical Officer     2001     144,572      46,105            -        8,000           -          -          943
                            2000     113,114      76,375            -       17,500           -          -          863
--------------------------------------------------------------------------------------------------------------------------
Andrew S. G. Harries(7)     2002     143,312           -            -       50,000           -          -        1,234
Senior Vice-President,      2001     144,696      47,213            -        8,000           -          -        1,005
Corporate Development       2000     112,986      92,710            -       22,500           -          -        3,496
--------------------------------------------------------------------------------------------------------------------------
Jason W. Cohenour(8)        2002     191,000           -            -       50,000           -          -       24,917
Senior Vice-President,      2001     190,211      74,294        9,530        8,000           -          -        9,000
Worldwide Sales and         2000     150,000      65,924      194,288       20,000           -          -        7,800
Marketing
--------------------------------------------------------------------------------------------------------------------------
Peter W. Roberts            2002     133,758           -            -       12,500           -          -        1,060
Chief Financial             2001     134,826      30,973            -        8,000           -          -          919
Officer and Secretary       2000      99,713      75,251            -       17,500           -          -          837
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Glen Brownlee(9)            2002      98,726           -            -       25,000           -          -      288,657(10)
President and Chief         2001     198,764      45,842            -       50,000           -          -        1,092
Operating Officer           2000     120,707      79,552            -      110,000           -          -          592
--------------------------------------------------------------------------------------------------------------------------

NOTES:
(1) All compensation is paid in Cdn.$, except for Mr. Cohenour who is paid in U.S.$. All amounts on this table are reflected in U.S.$ at exchange rates of 1.570 for 2002, 1.549 for 2001 and 1.4995 for 2000.

(2) Bonuses are generally granted pursuant to the management incentive plan, which has been approved by the Compensation Committee, to reward Management team performance and are based on actual revenues and profits versus budgeted revenues and profits. Bonuses may also be granted to reward outstanding performance. No bonuses were granted during fiscal 2002.
(3)  Other Annual Compensation relates to income from commissions.
(4) All options were granted under the Corporation's Amended and Restated 1997 Stock Option Plan.
(5) All Other Compensation relates to severance, moving compensation, vehicle leases and/or other taxable benefits.
(6) Mr. Sutcliffe served as both President and Chief Executive Officer of the Corporation from May 1995 to May 2001. In May 2001, Mr. Sutcliffe resigned as President of the Corporation and was appointed as the Chairman and Chief Executive Officer of the Corporation.
(7)  Mr. Harries was previously the Vice-President, Marketing from 1993 to 2000.
(8) Mr. Cohenour was previously the Senior Vice-President, Distribution from February 2000 to June 2002.
(9) Mr. Brownlee joined the Corporation in January 2000 and served as both Executive Vice-President and Chief Operating Officer of the Corporation from January 2000 to May 2001. In May 2001, Mr Brownlee resigned as Executive Vice-President and was appointed as the President and Chief Operating Officer of the Corporation. Mr. Brownlee resigned from the Corporation in June 2002 and accordingly amounts shown for 2002 reflect only 6 months of employment.
(10) This figure includes the amount of U.S.$288,071 paid to Mr. Brownlee pursuant to the terms of a termination agreement entered into upon his resignation from employment with the Corporation on June 24, 2002.

The aggregate amount paid to all directors and executive officers as a group in 2002 was U.S.$1,300,610.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

On various dates in February and March 2002, the Corporation entered into executive employment agreements with each of the Named Executive Officers under which each such executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum and maximum notice periods in the event of the executive's resignation, and continued service for a minimum period of time in the event of a change of control. In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the Management bonus, profit sharing and stock option programs of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time. In the event of the termination of an executive's employment other than for just cause, the Corporation may elect to provide such executive with either: (i) 12 months working notice (15 months in the case of Mr. Sutcliffe), plus an additional month of working notice for each completed 12 month period of service to the Corporation commencing on the date that the executive commenced employment with the Corporation (not to exceed 24 months); or (ii) severance pay in lieu of such working notice. Under the terms of the executive employment contracts for all of the Named Executive Officers, in the event of actual or constructive termination of an executive's employment within 12 months following the date of a change of control of the Corporation, such executive shall be entitled to a severance payment in an amount equal to 18 months of the executive's average annual earnings, plus payment in lieu of benefits equal to 15% of the executive's annual salary.

Mr. Brownlee resigned from the Corporation in June 2002. Under the terms of his termination agreement, Mr. Brownlee received a payment of U.S.$288,071 representing severance pay in lieu of working notice of U.S.$271,364 and accrued vacation pay of U.S.$16,707.

OTHER COMPENSATION MATTERS

During the most recently completed financial year, there were no long-term incentive awards made to Named Executive Officers of the Corporation, there were no pension plan benefits in place for any of the

Named Executive Officers and there were no plans in place with respect to any of the Named Executive Officers for termination of employment, change in responsibilities or change in control.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors is currently composed of two unrelated directors, who are Gregory D. Aasen and S. Jane Rowe.

OPTIONS TO PURCHASE SECURITIES

There were options to purchase an aggregate of 260,000 Common Shares of the Corporation granted during the fiscal year ended December 31, 2002 to the Named Executive Officers as described in the table below.

----------------------------------------------------------------------------------------------------------------------
                                                                                 MARKET VALUE OF
                                                                                  COMMON SHARES
                                                % OF TOTAL                         UNDERLYING
                                 COMMON           OPTIONS                            OPTIONS
                              SHARES UNDER      GRANTED TO        EXERCISE           ON THE
                            OPTIONS GRANTED    EMPLOYEES IN       PRICE PER       DATE OF GRANT        EXPIRATION
NAME                              (#)           FISCAL YEAR     COMMON SHARE    ($/COMMON SHARE)          DATE
----------------------------------------------------------------------------------------------------------------------
David B. Sutcliffe               60,000            8.19          Cdn. $27.15       Cdn. $27.15      January 24, 2007
                                 50,000            6.83          Cdn. $3.50        Cdn. $3.50        July 26, 2007
----------------------------------------------------------------------------------------------------------------------
Norman Toms                      12,500            1.71          Cdn. $3.50        Cdn. $3.50        July 26, 2007
----------------------------------------------------------------------------------------------------------------------
Andrew S.G. Harries              25,000            3.41          Cdn. $27.15       Cdn. $27.15      January 24, 2007
                                 25,000            3.41          Cdn. $3.50        Cdn. $3.50        July 26, 2007
----------------------------------------------------------------------------------------------------------------------
Jason W. Cohenour                25,000            3.41          U.S. $17.00       U.S. $17.00      January 24, 2007
                                 25,000            3.41          U.S. $2.23        U.S. $2.23        July 26, 2007
----------------------------------------------------------------------------------------------------------------------
Peter W. Roberts                 12,500            1.71          Cdn. $3.50        Cdn. $3.50        July 26, 2007
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Glen Brownlee                    25,000            3.41          Cdn. $27.15       Cdn. $27.15      January 24, 2007
----------------------------------------------------------------------------------------------------------------------


OPTION EXERCISES AND NOTIONAL YEAR-END OPTION VALUES

There were options to purchase an aggregate of 100,218 Common Shares exercised by Named Executive Officers during the fiscal year ended December 31, 2002 as described in the table below. In addition, the notional value of unexercised but exercisable/unexercisable options at year-end is set out in the table below. The value of unexercised in-the-money options is based on a price of Cdn.$6.90, the closing price of the Common Shares of the Corporation on The Toronto Stock Exchange on December 31, 2002.

------------------------------------------------------------------------------------------------------------------------
                                                         NUMBER OF COMMON SHARES             VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                                           AT FISCAL YEAR-END                 AT FISCAL YEAR-END
                                                    ---------------------------------- ---------------------------------
                            COMMON
                            SHARES      AGGREGATE
                           ACQUIRED       VALUE
                          ON EXERCISE   REALIZED      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
                              (#)        (CDN.$)          (#)              (#)            (CDN.$)          (CDN.$)
------------------------------------------------------------------------------------------------------------------------
David B. Sutcliffe          100,218     2,342,095        84,215           149,896          39,111          170,000
------------------------------------------------------------------------------------------------------------------------
Norman Toms                       -             -        56,419            30,159         120,000           42,500
------------------------------------------------------------------------------------------------------------------------
Andrew S. G. Harries              -             -        36,877            68,032          60,000           85,000
------------------------------------------------------------------------------------------------------------------------
Jason W. Cohenour                 -             -        84,426            67,407         187,732           85,000
------------------------------------------------------------------------------------------------------------------------
Peter W. Roberts                  -             -       127,333            30,667         146,050           48,850
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Glen Brownlee                     -             -        95,625            40,417               -          136,042
------------------------------------------------------------------------------------------------------------------------

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has prepared the following report on compensation for the chief executive officer and other executive officers.

The Compensation Committee is responsible for maintaining the integrity of all compensation programs and reviewing, and in certain cases recommending modifications to, the Corporation's executive base and annual incentive compensation programs. The incentive plans will typically be awarded in the form of cash and stock option grants and are based on competitive practices of comparable companies, and serve to align the interests of the executives with those of the Corporation's shareholders. The Compensation Committee also establishes levels of compensation for the chief executive officer and other executive officers, and recommends to the Board of Directors the granting of discretionary stock option and cash bonus awards to certain executives, senior Management, and other key employees.

It is the policy of the Corporation to compensate its executive and senior Management employees for exceptional performance using three forms of remuneration: base salary, incentive cash awards and stock option grants. Base salary will be determined largely by reference to market conditions, while annual incentive cash and stock option awards will provide the opportunity for cash compensation and enhanced share value for an identified group of employees based upon exceptional individual and departmental performance, and the overall success of the Corporation in any given year. Each annual incentive program provides cash bonus and option grant targets based upon the specific position's level of responsibility and the position's influence on the immediate and sustained growth of the Corporation, with final awards determined by a mix of individual, departmental and Corporation performance.

Presented by the Compensation Committee:

Gregory D. Aasen
S. Jane Rowe


COMPENSATION OF DIRECTORS

During the financial year ended December 31, 2002, the directors of the Corporation who were not officers of the Corporation each received remuneration as follows:

Annual Retainer                                                      U.S.$10,000
Lead Independent Director's Retainer                                 U.S.$25,000
In-person board or committee meeting                                    U.S.$750
Board or committee conference call                                      U.S.$375

Directors are limited to one participation fee payable per calendar day. All directors are reimbursed for travel and other reasonable expenses incurred in attending board or committee meetings.

All outside directors are eligible to participate in the Amended and Restated 1997 Stock Option Plan. James V. Diller, Gregory D. Aasen, S. Jane Rowe, Paul G. Cataford, Richard J. Lynch, and Peter Ciceri, all being outside directors of the Corporation as at December 31, 2002, were each granted options to purchase 5,000 common shares of the Corporation at an exercise price of Cdn.$3.50 (U.S.$2.23). Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might be otherwise entitled by virtue of being directors of the Corporation.

Effective October 1, 2002, the Compensation Committee of the Board of Directors approved a cash compensation arrangement for the Lead Independent Director in the form of U.S. $25,000 annual retainer, U.S.$750 for an in-person board or committee meeting, and U.S.$375 for a board or committee conference call. In addition, the Lead Independent Director was granted options to purchase 10,000 common shares of the Corporation.


SHARE PERFORMANCE TABLE

The following table compares the Corporation's cumulative shareholder return on a Cdn.$100 investment in its Common Shares (made May 17, 1999) to the cumulative return of a comparable investment on S&P/TSX Composite Index (formerly the TSE 300 Composite Index).

                           ---------------------------------------------------------------------------------------------
                           May 1999  Jun 1999   Dec 1999  Jun 2000  Dec 2000   Jun 2001  Dec 2001  Jun 2002   Dec 2002
------------------------------------------------------------------------------------------------------------------------
Sierra Wireless, Inc.       100.00     89.12     442.18    544.22    489.80     190.09    204.08     34.46     46.62
S&P/TSX Composite Index     100.00    102.46     122.98    149.02    130.57     113.08    112.37    104.44     96.68
------------------------------------------------------------------------------------------------------------------------

Assuming an investment of Cdn.$100 and the reinvestment of dividends


                                               FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002, together with the auditor's report on these statements, will be placed before shareholders at the Meeting. These financial statements form part of the accompanying annual report.

                                     GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the shares represented by the proxy as the Board of Directors may recommend or as the proxy holders, acting in their sole discretion, may determine.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Richmond, British Columbia this 19th day of March, 2003.

                                          On Behalf of the Board of Directors

                                                   /s/  Peter W. Roberts
                                          -------------------------------------
                                          Peter W. Roberts,
                                          Chief Financial Officer and Secretary

                                   APPENDIX A

                    DISCLOSURE FROM 2000 INFORMATION CIRCULAR
                     WITH RESPECT TO SHAREHOLDER RIGHTS PLAN

It is being proposed that the Corporation approve and adopt a shareholder rights plan (the "Rights Plan"). The approval of the Rights Plan is subject to approval by the Board of Directors, regulatory approval and shareholder approval by the shareholders at the Meeting.

All capitalized terms used without definition under the heading, "Shareholder Rights Plan", have the meanings ascribed to them in the Shareholder Rights Plan Agreement (as hereinafter defined) unless otherwise indicated. The complete text of the Shareholder Rights Plan Agreement is available on request from the Corporate Secretary of the Corporation at the address noted on the first page of this Information Circular.


APPROVAL BY SHAREHOLDERS

If the Rights Plan is approved by the Board of Directors, regulatory authorities and by the shareholders at the Meeting, then the Corporation and Montreal Trust Company of Canada will enter into the shareholder rights plan agreement (the "Shareholder Rights Plan Agreement") effective as of the date that the approval of the Plan is obtained from the Corporation's shareholders as set forth herein.

The Toronto Stock Exchange requires that a shareholder rights plan which provides for different treatment of shareholders under that plan, be approved by:

     (a)  ordinary resolution of all of the shareholders of the Corporation; and

     (b) ordinary resolution of all of the shareholders of the Corporation, excluding those shareholders that receive different treatment under the plan.

Under the Shareholder Rights Plan Agreement, shareholders who own greater than 20% of the outstanding common shares of the Corporation at the time the Rights Plan becomes effective (the "Grandfathered Persons") are exempt from the Rights Plan to the extent they acquire up to an additional 1% of the outstanding common shares of the Corporation. See "Terms of the Rights Plan - Grandfathered Persons".

As such, the ordinary resolution to approve the Rights Plan must be approved by:

     (a)  all of the shareholders of the Corporation; and

     (b) all of the shareholders of the Corporation, excluding those shareholders that are Grandfathered Persons.

The text of the resolution of all of the shareholders of the Corporation to approve the Rights Plan is set forth below:

     "BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the "Corporation"), that:

     3. The Shareholder Rights Plan of the Corporation be approved and the Shareholder Rights Plan Agreement to be made as of April 27, 2000 between the Corporation and Montreal Trust Company of Canada, be and it is hereby confirmed and approved; and

     4. Any director of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution, including, without limitation, the Shareholder Rights Plan Agreement."

The text of the resolution of all of the shareholders excluding Grandfathered Persons is set forth below:

     "BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the "Corporation"), excluding those shareholders who own greater than 20% of outstanding common shares of the Corporation at the time of the resolution, that:

     1. The Shareholder Rights Plan of the Corporation be approved and the Shareholder Rights Plan Agreement to be made as of April 27, 2000 between the Corporation and Montreal Trust Company of Canada, be and it is hereby confirmed and approved; and

     2. Any director of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution, including, without limitation, the Shareholder Rights Plan Agreement."

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NAMED AS PROXY, INTEND TO VOTE IN FAVOUR OF THE RESOLUTION REGARDING APPROVAL AND RECONFIRMATION OF THE RIGHTS PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN THEIR PROXY THAT THEIR SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

THE FOREGOING RESOLUTION MUST BE APPROVED BY A SIMPLE MAJORITY OF 50% PLUS ONE VOTE OF THE VOTES CAST BY SHAREHOLDERS.


RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has determined that the approval of the Rights Plan is in the best interests of the Corporation and the holders of its common shares. The Board of Directors unanimously recommends that the shareholders vote in favour of the confirmation and approval of the Rights Plan.

The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all common shares held by them in favour of the confirmation and approval of the Rights Plan.


BACKGROUND AND OBJECTIVES OF THE RIGHTS PLAN

The Corporation is a widely-held company with no controlling shareholder. The Board of Directors considered various strategies, including approval of a shareholder rights plan, to ensure that, in the context of a bid for control of the Corporation through an acquisition of the Corporation's common shares, shareholders will be positioned to receive full and fair value for their shares. Of particular concern to the Board of Directors is the widely held view that existing Canadian securities legislation provides too short a response time to a corporation that is the subject of an unsolicited bid for control. An inadequate response time has been identified as an impediment to ensuring that shareholders are offered full and fair value for their shares. Also of concern to the Board of Directors is the possibility that, under existing securities laws, the Corporation's shareholders could be treated unequally in the context of a bid for control. These concerns are described in more detail below.

The Rights Plan is not being considered in response to or in anticipation of any pending or threatened takeover bid, nor to deter takeover bids generally. As of the date of this Circular, the Board of Directors was not aware of any third party considering or preparing any proposal to acquire control of the Corporation. Rather, the objective of the Rights Plan is to give adequate time for shareholders to properly assess a bid without undue pressure, for the Board of Directors to consider value-enhancing alternatives, and to allow competing bids to emerge. In addition, the Rights Plan has been designed to provide shareholders of the Corporation with equal treatment in a bid for control of the Corporation. It is not the intention of the Board of Directors to secure the continuance in office of the existing members of the Board of Directors or to avoid an acquisition of control of the Corporation in a transaction that is fair and in the best interest of shareholders. The rights of shareholders under existing law to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be effected by the Rights Plan. The approval of the Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interest of the Corporation and its shareholders.

In reviewing the Rights Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing takeover bids in Canada:

     (a) TIME. Current legislation permits a takeover bid to expire in 21 days. The Board of Directors is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a takeover bid must be 45 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person, their Associates and Affiliates, the persons acting jointly or in concert with the Offeror or Acquiring Person). The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

     (b) PRESSURE TO TENDER. A shareholder may feel compelled to tender to a bid which the shareholder considers to be inadequate out of concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares. The Rights Plan provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular takeover bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a shareholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a corporation that is the subject of a takeover bid.

     (c) UNEQUAL TREATMENT. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a corporation may be acquired pursuant to a private agreement in which a small group of shareholders dispose of shares at a premium to market price which premium is not shared with other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Voting Shares, to better ensure that shareholders receive equal treatment.


GENERAL IMPACT OF THE RIGHTS PLAN

In the past, shareholder rights plans have been criticized by some commentators on the basis that they may serve to deter takeover bids, to entrench management, and to place in the hands of boards of directors, rather than shareholders, the decision as to whether a particular bid for acquisition of control is acceptable. Critics of some shareholder rights plans have also alleged that they cast a needlessly wide net, thereby increasing the likelihood of an inadvertent triggering of the plan, while at the same time deterring shareholders from participating in legitimate corporate governance activities.

The Board of Directors has considered these concerns, and believes that they have been largely addressed in the Rights Plan.

It is not the intention of the Board of Directors to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation. For example, through the Permitted Bid mechanism, described in more detail below, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board of Directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the Corporation's common shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In all such circumstances, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the CANADA BUSINESS CORPORATIONS ACT to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding voting shares of the Corporation to requisition a meeting of shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their common shares. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

The Board of Directors believes that the dominant effect of the Rights Plan will be to enhance shareholder value, and ensure equal treatment of all shareholders in the context of an acquisition of control.

The Rights Plan will not interfere with the day-to-day operations of the Corporation. The initial issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Rights Plan is initially not dilutive and is not expected to have any effect on the trading of common shares. However, if a Flip-In Event occurs and the Rights separate from the common shares, as described in the summary below, reported earnings per share and reported cash flow per share on a fully-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.


RECENT DEVELOPMENTS

The Board of Directors believes that the results of several recent unsolicited take-over bids in Canada demonstrate that shareholder rights plans can enhance shareholder value without removing the ultimate decision from the shareholders. In a number of instances since 1996, a change of control was achieved following an unsolicited bid in circumstances where the ultimately successful bid was substantially better than the original offer made by the bidder. There can be no assurance however that the Rights Plan, if approved, would serve to cause a similar result.

In recent decisions, the Ontario Securities Commission has indicated that the board of directors of a company confronted with an unsolicited take-over bid will not be allowed to maintain a shareholder rights plan indefinitely to keep a bid from the shareholders; however, these decisions also indicate that so long as the board of directors is actively and realistically seeking value-maximizing alternatives, shareholder rights plans may serve a legitimate purpose.


TERMS OF THE RIGHTS PLAN

The following is a summary of the terms of the Rights Plan. The summary is qualified in its entirety by the full text of the Shareholder Rights Plan Agreement, a copy of which is available on request from the Secretary of the Corporation as described above. Appendix A to this Circular reproduces certain key definitions used in the Rights Plan. All defined terms, where used in this summary, are capitalized for ease of identification.

(a) ISSUANCE OF RIGHTS. One Right will be issued by the Corporation in respect of each common share outstanding at the close of business on the date of implementation of the Rights Plan, and one Right will be issued in respect of each common share of the Corporation issued thereafter, prior to the earlier of the Separation Time and the Expiration Time. Each Right entitles the registered holder thereof to purchase from the Corporation one common share at the exercise price of $1,000, subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, common shares of the Corporation having an aggregate market price equal to twice the Exercise Price.

(b) TRADING OF RIGHTS. Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the common shares of the Corporation and will be transferable only together with the associated common shares. From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates"), together with a disclosure statement prepared by the Corporation describing the Rights, will be mailed to holders of record of common shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of common shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities ("Convertible Securities") convertible into or exchangeable for common shares. The Rights will trade separately from the common shares after the Separation Time.

(c) SEPARATION TIME. The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the intent of any Person to commence a Take-over Bid; and (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid. In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d) ACQUIRING PERSON. In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Corporation's outstanding Voting Shares. Excluded from the definition of "Acquiring Person" are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of an acquisition or redemption by the Corporation of Voting Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of "Permitted Bid Acquisition", "Exempt Acquisition",

     "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the Shareholder Rights Plan Agreement. However, in general:

     (i) a "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

     (ii) an "Exempt Acquisition" means a share acquisition in respect of which the Board of Directors has waived the application of the Rights Plan;

     (iii) a "Convertible Security Acquisition" means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

     (iv) a "Pro Rata Acquisition" means an acquisition of Voting Shares of Convertible Securities as a result of a stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Voting Shares.

     Also excluded from the definition of "Acquiring Person" are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Corporation, Plan Trustee, Statutory Body or Crown agent or agency (provided that such person is not making or proposing to made a Take-over Bid).

(e) GRANDFATHERED PERSONS. Shareholders of the Corporation who are the Beneficial Owner of 20% or more of the outstanding common shares of the Corporation at the time that the Shareholder Rights Plan Agreement becomes effective are Grandfathered Persons. Grandfathered Persons are also excluded from the definition of "Acquiring Person". However, if a Grandfathered Person becomes the Beneficial Owner of an additional 1% of the outstanding common shares of the Corporation other than through the share acquisitions or redemptions of shares by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then the Grandfathered Person will become an Acquiring Person on the date of such acquisition.

(f) BENEFICIAL OWNERSHIP. In general, a Person is deemed to Beneficially Own common shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or (2) pursuant to a pledge of securities).

     A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a "Joint Actor"). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire common shares.

     The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. There are exemptions from the deemed "Beneficial Ownership" provisions for institutional Shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager ("Investment Manager") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"); (ii) a licensed trust company ("Trust Company") acting as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a "Plan Trustee") of one or more pension funds or plans (a "Plan") registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the "Statutory Body"), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies, or (v) a Crown agent or agency. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body or Crown agent or agency is not then making or has not then announced an intention to made a Take-over Bid, other than an offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

     A Person will not be deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust company or Plan Trustee, as the case may be, holds such security; or
     (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust company or Plan Trustee, as the case may be.

     Under the Rights Plan, a Person will not be deemed to "Beneficially Own" any security where the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over bid made by such Person or such Person's Affiliates or Associates of Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person's Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is take up or paid for.

     A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Voting Shares (the terms of which are publicly disclosed, reduced to writing and available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares to the Lock-up Bid and which further provides that such agreement permits the Locked-up Person to withdraw its Voting Shares in order to deposit or tender the Voting Shares to another Take-Over Bid or support another transaction: (i) at a price or value that exceeds the price under the Lock-Up Bid; or (ii) is for a number of Voting Shares at least 7% greater than the number of Voting Shares under the Lock-Up Bid at a price or value that is not less than the price or value offered in the Lock-up Bid; or
     (iii) that contains an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid. A permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person's right to withdraw Voting Shares so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement no "break up" fees, "top up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i)
     2 1/2% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously tendered thereto in order to deposit such Voting Shares to another Take-Over Bid or support another transaction.

(g) FLIP-IN EVENT. A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board of Directors occurs (see "Redemption, Waiver and Termination"), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Rights Plan, that number of common shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-In Event the Exercise Price is $1,000 and the Market Price of the common shares is $200, the holder of each Right would be entitled to purchase common shares having an aggregate Market Price of $2,000 (that is, 10 common shares) for $1,000 (that is, a 50% discount from the Market Price).

(h) PERMITTED BID AND COMPETING PERMITTED BID. A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

     (i) the Take-over Bid is made to all holders of record of Voting Shares as registered on the books of the Corporation, other than the Offerer;

     (ii) the Take-over Bid contains irrevocable and unqualified conditions that:

          (a) no Voting Share shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 45 days following the date of the Take-over Bid and the provisions for the take-up and payment for Voting Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

          (b) unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such dates;

          (c) more than 50% of the outstanding Voting Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

          (d) in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement

          A Competing Permitted Bid is a take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 45 days so long as it is open until the later of (i) the earliest date on which common shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 21 days (or such other minimum period of days as may be prescribed by applicable law in British Columbia) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(i)  REDEMPTION, WAIVER AND TERMINATION.

     (i)  Redemption of Rights on Approval of Holders of Voting Shares and
          Rights.

          The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the Shareholder Rights Plan Agreement (the "Redemption Price").

     (ii) Waiver of Inadvertent Acquisition.

          The Board of Directors acting in good faith may waive the application of the Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a Person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the Person is no longer an Acquiring Person.

    (iii) Deemed Redemption.

          In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived or has deemed to have waived the application of the Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

    (iv)  Discretionary Waiver with Mandatory Waiver of Concurrent Bids.

          The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-In Event as to which the Rights Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-In Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

     (v) Discretionary Waiver respecting Acquisition not by Take-over Bid Circular.

          The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares, determine, at any time prior to the occurrence of a Flip-In Event as to which the application of the Rights Plan has not been waived, if such Flip-In Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Voting Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Rights Plan to such Flip-In Event. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of Shareholders called to approve such a waiver.

     (vi) Redemption of Rights on Withdrawal or Termination of Bid.

          Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

     If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights.

(j) ANTI DILUTION ADJUSTMENTS. The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

     (i) if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program or dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend) on the common shares, or a subdivision or consolidation of the common shares, or an issuance of common shares or Convertible Securities in respect of, in lieu of or in exchange for common shares; or

     (ii) if the Corporation fixes a record date for the distribution to all holders of common shares of certain rights or warrants to acquire common shares or Convertible Securities, or for the making of a distribution to all holders of common shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in common shares) or rights or warrants.

(k) SUPPLEMENTS AND AMENDMENTS. Changes that the Board of Directors acting in good faith, determines are necessary to maintain the validity of the Shareholder Rights Plan Agreement as a result of any change in any applicable legislation, rules or regulation may be made subject to subsequent confirmation by the holders of the common shares or after the Separation Time, Rights. The Corporation may make amendments to correct any clerical or typographical error.

     Subject to the above exceptions, after the Meeting, any amendment, variation or deletion of or from the Shareholder Rights Plan Agreement and the Rights, is subject to the prior approval of the holders of common shares, or, after the Separation Time, the holders of the Rights.

     The Board of Directors reserves the right to supplement, amend, vary, rescind or delete any terms of or not to proceed with the Rights Plan at any time prior to the Meeting in the event that the Board of Directors determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

(l) EXPIRATION. If the Rights Plan is confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Rights Plan) and the termination of the annual meeting of the shareholders in the year 2003 unless at or prior to such meeting the Independent Shareholders ratify the continued existence of the Rights Plan in which case the Rights Plan would remain in effect until the termination of the annual meeting of shareholders of the Corporation in the year 2006.


CANADIAN FEDERAL INCOME TAX CONSEQUENCES

While the matter is not free from doubt, the issue of the Rights may be a taxable benefit which must be included in the income of shareholders. However, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.

Assuming that the Rights have no value, shareholders will not be required to include any amount in income or be subject to withholding tax under the Income Tax Act (Canada) (the "Tax Act") as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost.

The holders of Rights may have income or be subject to withholding tax under the Tax Act if the Rights are exercised or otherwise disposed of.

THIS STATEMENT IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO CONSTITUTE NOR SHOULD IT BE CONSTRUED TO CONSTITUTE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE CONSEQUENCES OF ACQUIRING, HOLDING, EXERCISING OR OTHERWISE DISPOSING OF THEIR RIGHTS, TAKING INTO ACCOUNT THEIR OWN PARTICULAR CIRCUMSTANCES AND APPLICABLE FOREIGN OR PROVINCIAL LEGISLATION.


UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

As the possibility of the rights becoming exercisable is both remote and speculative, the adoption of the Rights Plan will not constitute the distribution of stock or property by the Corporation to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder. THE HOLDER OF RIGHTS MAY HAVE TAXABLE INCOME IF THE RIGHTS BECOME EXERCISABLE OR ARE EXERCISED OR SOLD. IN THE EVENT THE RIGHTS SHOULD BECOME EXERCISABLE, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE CONSEQUENCES OF ACQUIRING, HOLDING, EXERCISING OR DISPOSING OF THEIR RIGHTS.


ELIGIBILITY FOR INVESTMENT IN CANADA

The Rights are qualified investments under the Tax Act for registered retirement savings plans ("RRSP's"), registered retirement income funds ("RRIF's"), and deferred profit sharing plans ("DPSP's"), and will not constitute foreign property of any such plan or any other taxpayer subject to Part XI of the Act, provided that the common shares continue to be qualified investments that are not foreign property for such plans.

The issuance of the Rights will not affect the eligibility of the common shares on the Effective Date as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

                                   APPENDIX B

Following are the amended sections of By-Law No. 1. Capitalized text indicates the text has been deleted. Text in brackets indicates the addition of new text.

                        AMENDED SECTIONS OF BY-LAW NO. 1

4.2 Qualification. - No person shall be qualified for election as a director if he is less than 18 years of age, if he is of unsound mind and has been so found by a court in Canada or elsewhere, is not an individual, or has the status of a bankrupt. A director need not be a shareholder. A MAJORITY [Subject to the Act, at least 25 percent] of the directors shall be resident Canadians [, or if the number of directors is fewer than four, at least one director shall be a resident Canadian]. As long as required by the Act, at least 2 directors shall not be officers or employees of the Corporation or its affiliates.

4.8 Canadian Majority at Meetings. - The board shall not transact business at a meeting, other than filling a vacancy in the board, unless A MAJORITY [at least 25 percent] of the directors present are resident Canadians[, or if the Corporation has fewer than four directors, at least one of the directors present is a resident Canadian], except where

     (a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

     (b) A MAJORITY OF [at least 25 percent of the directors present would have been] resident Canadians WOULD HAVE BEEN PRESENT had that director been present at the meeting.

5.1 Committees of the Board. - The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise. A MAJORITY OF THE MEMBERS OF ANY SUCH COMMITTEE SHALL BE RESIDENT CANADIANS.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Sierra Wireless, Inc.

                                       By:   /s/  David B. Sutcliffe
                                          ---------------------------------
                                           David B. Sutcliffe
                                           Chairman and Chief Executive Officer

Date: April 4, 2003